Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

April 27, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that during the Ordinary and Extraordinary Shareholders’ Meeting of our subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), held on April 26, 2016, Banco Galicia approved an increase in the amount of notes that may be issued pursuant to its Global Program for the issuance of short-, mid- and/or long-term notes from a maximum outstanding face value of up to US$500,000,000 or the equivalent thereof in other currencies, up to a maximum outstanding face value of US$600,000,000.

The resolution was adopted pursuant to Article 246 of the Argentine General Corporation Law since this Shareholders´ Meeting adopted the same unanimously.

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com